UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

The judgment of the Court of Justice of the European Union (CJEU) regarding the preliminary rulings filed by some Spanish judges and courts about whether the time limitation for the refund of amounts in the so-called “cláusulas suelo” (mortgage floor clauses) in loans with consumers, established by the Spanish Supreme Court in its Judgment dated May 9, 2013, among others, is compliant with Directive 93/13/EEC, has been published today.

BBVA has not applied the “cláusula suelo” in mortgage loans with consumers since May 2013.

In its judgment, the CJEU states that a national law that sets time limits for the refund of amounts arising from the statement of the abusive character of a contractual clause, is contrary to article 6.1 of the Directive 93/13/CEE.

The Spanish judges and courts will determine the application of the criteria established by the CJEU to the judicial proceedings under their remit.

To cover the contingencies that may arise from future claims after this decision of the CJEU, BBVA will record a provision on 2016 Annual Accounts. The negative net impact that this provision is expected to have on the net attributable profit of the consolidated financial statements of the Group is preliminarily estimated in approximately 404 million euros.

BBVA maintains its 2017 CET1 fully loaded target of 11%.

Madrid, 21st December 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 21, 2016	By: /s/ Ricardo Gomez Barredo

Name: Ricardo Gomez Barredo

Title: Authorized representative